Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Acton Place, Suite 202
Acton, MA 01720

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: GreatPoint Communications, 978-392-6866

Kadant Reports 2005 Third Quarter Results
and Lowers Guidance for the Year

ACTON, Mass., November 2, 2005 – For the third quarter of 2005, Kadant Inc. (NYSE:KAI) reported that revenues from continuing operations increased 33 percent to $64.8 million, compared with $48.9 million in the 2004 quarter, including $17.7 million from recently acquired Kadant Johnson. Operating income from continuing operations in the 2005 period was $4.7 million, versus $4.3 million in 2004, including $1.1 million from Kadant Johnson. Income from continuing operations (after-tax) was $2.6 million in the 2005 quarter, or $.19 of diluted earnings per share (EPS), versus $3.2 million, or $.22 of diluted EPS, in 2004. Including the discontinued composite building products business, which reported a pre-tax loss of $3.5 million in the quarter due to $4.0 million of warranty expense, net income in 2005 was $0.4 million, or $.03 per diluted share, versus a loss of $0.5 million, or $.03 per diluted share, in 2004. The composites business was sold in October 2005.

William A. Rainville, chairman and chief executive officer of Kadant, said, "We achieved our EPS goal for the quarter even though our performance continues to be affected by soft demand for capital equipment from pulp and paper producers in North America and Europe. We generated EBITDA of $7.2 million in the third quarter, including $2.7 million from Kadant Johnson." (EBITDA is a non-GAAP financial measure that excludes certain items detailed at the end of this press release under the heading "Use of EBITDA as a Non-GAAP Financial Measure.")

"China continues to be our most important growth market. Our stock-preparation systems are meeting strong demand for recycled-paper production there, with $10.4 million in third quarter bookings – our best bookings quarter in China since the fourth quarter of 2003.

"I'm also pleased to report that we had excellent cash flows in the third quarter, generating $6.3 million in cash from operations, compared with negative $2.0 million last year. Our strong balance sheet gives us the ability to invest in strategic acquisitions and new technologies that we believe will contribute to future growth. In addition, we continue to invest in our own stock, having spent $3.4 million on repurchases in the third quarter.

"Despite our solid performance so far this year, we are facing several issues that have lowered our expectations for the fourth quarter. First, the timing of orders from China is difficult to predict due to government-imposed delays on customer financing, and several large prospective orders will not be booked in time to be recognized as fourth quarter revenues. Although third quarter bookings from China were strong, approximately $6 million of those orders were recorded as revenues in that quarter. Also, in response to current market conditions, we are in the process of realigning several of our North American operations. These actions, along with additional restructuring charges at Kadant Lamort in France, will result in $1.1 million of restructuring costs in the fourth quarter. Furthermore, while we expect the Kadant Lamort restructuring to be largely completed by year-end, it is progressing somewhat more slowly than planned. This, combined with the delay of a major order, will push Kadant Lamort's return to profitability into 2006. As a result, for the fourth quarter of 2005, we expect to report GAAP diluted EPS of $.04 to $.07 from continuing operations, on revenues of $60 to $62 million, lowering our estimate for the year to GAAP diluted EPS of $.67 to $.70, on revenues of $240 to $242 million. Our fourth quarter guidance includes $.08 of restructuring and other non-recurring charges."

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Mr. Rainville concluded, "On a positive note, after quarter-end we received two orders totaling $10 million for equipment and services that will be supplied by our operations in North America and France. These orders will be recorded as fourth quarter bookings and, along with our restructuring efforts, will contribute to improved performance in 2006."

Use of EBITDA as a Non-GAAP Financial Measure

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measure of earnings before interest, taxes, depreciation and amortization (EBITDA), which excludes certain non-recurring items. We also exclude acquisition-related charges, such as charges associated with the sale of inventory that has been revalued at the Kadant Johnson acquisition date. We believe that these charges are not indicative of our normal operating results. This non-GAAP financial measure is not meant to be considered superior to or a substitute for our results of operations prepared in accordance with GAAP. Reconciliations of this non-GAAP measure to the most directly comparable GAAP measure are set forth in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, November 3, 2005, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until December 2, 2005.

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Financial Highlights (unaudited) (a)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Operations	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Revenues	$ 64,799	$ 48,883	$ 180,629	$ 149,035
Costs and Operating Expenses:				
Cost of revenues	38,557	29,721	110,924	90,009
Selling, general, and administrative expenses	20,267	14,236	53,658	42,582
Research and development expenses	1,315	807	3,610	2,276
Gain on sale of subsidiary	-	(149)	-	(149)
Restructuring and unusual items	(78)	-	(78)	-
	60,061	44,615	168,114	134,718
Operating Income	4,738	4,268	12,515	14,317
Interest Income	337	356	1,188	1,003
Interest Expense	(826)	(2)	(1,301)	(14)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest	4,249	4,622	12,402	15,306
Provision for Income Taxes	1,519	1,423	3,376	4,776
Minority Interest Expense (Income)	96	(6)	158	8
Income from Continuing Operations	2,634	3,205	8,868	10,522
Loss from Discontinued Operation, Net of Tax (b)	(2,252)	(3,698)	(2,408)	(4,544)
Net Income (Loss)	$ 382	$ (493)	$ 6,460	$ 5,978
Basic Earnings (Loss) per Share				
Income from Continuing Operations	$ .19	$ .23	$ .64	$ .74
Loss from Discontinued Operation	(.16)	(.27)	(.18)	(.32)
Net Income (Loss)	$ .03	$ (.04)	$ .46	$ .42
Diluted Earnings (Loss) per Share				
Income from Continuing Operations	$ .19	$ .22	$ .63	$ .73
Loss from Discontinued Operation	(.16)	(.25)	(.17)	(.32)
Net Income (Loss)	$ .03	$ (.03)	$ .46	$ .41
Weighted Average Shares				
Basic	13,861	13,977	13,893	14,139
Diluted	14,167	14,281	14,186	14,480

Adjusted Net Income and Diluted EPS (c)	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Net Income (Loss)	$ 382	$ (493)	$ 6,460	$ 5,978
Loss from Discontinued Operation, Net of Tax	2,252	3,698	2,408	4,544
Gain on Sale of Subsidiary, Net of Tax	-	(97)	-	(97)
Royalty Gain, Net of Tax (d)	-	-	-	(631)
Income Taxes (e)	(83)	(195)	(965)	(581)
Adjusted Net Income	$ 2,551	$ 2,913	$ 7,903	$ 9,213
Diluted Earnings (Loss) per Share	$ .03	$ (.03)	$ .46	$ .41
Loss from Discontinued Operation	.16	.25	.17	.32
Gain on Sale of Subsidiary	-	(.01)	-	(.01)
Royalty Gain (d)	-	-	-	(.04)
Income Taxes (e)	(.01)	(.01)	(.07)	(.04)
Adjusted Diluted Earnings per Share	$ .18	$ .20	$ .56	$ .64

Business Segment Information	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Revenues:				
Pulp and Papermaking Systems	$ 62,879	$ 47,669	$ 172,978	$ 144,166
Other (f)	1,920	1,214	7,651	4,869
	$ 64,799	$ 48,883	$ 180,629	$ 149,035
Gross Profit Margin:				
Pulp and Papermaking Systems	42%	39%	39%	39%
Other (f)	7%	31%	32%	37%
	40%	39%	39%	40%

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Business Segment Information (continued)	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Operating Income:				
Pulp and Papermaking Systems	$ 6,166	$ 5,595	$ 15,476	$ 18,090
Corporate and Other (f)	(1,428)	(1,327)	(2,961)	(3,773)
	$ 4,738	$ 4,268	$ 12,515	$ 14,317
Bookings:				
Pulp and Papermaking Systems	$ 63,997	$ 40,392	$ 169,542	$ 140,432
Other (f)	2,061	1,066	7,529	4,756
	$ 66,058	$ 41,458	$ 177,071	$ 145,188
Capital Expenditures:				
Pulp and Papermaking Systems	$ 741	$ 291	$ 1,493	$ 1,126
Corporate and Other (f)	303	122	426	204
	$ 1,044	$ 413	$ 1,919	$ 1,330

Cash Flow and Other Data from Continuing Operations	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Cash Provided by (Used in) Operations	$ 6,267	$ (1,961)	$ 11,150	$ 6,301
Depreciation and Amortization Expense	$ 2,148	$ 900	$ 4,867	$ 2,733

Balance Sheet Data	October 1, 2005	January 1, 2005
Cash and Cash Equivalents	$ 42,893	$ 82,089
Short and Long-term Debt	$ 57,750	$ -
Shareholders' Investment	$ 211,510	$ 212,461

EBITDA Data (c)	Three Months Ended		Nine Months Ended	
	October 1, 2005	October 2, 2004	October 1, 2005	October 2, 2004
Consolidated				
Operating Income	$ 4,738	$ 4,268	$ 12,515	$ 14,317
Depreciation and Amortization	2,148	900	4,867	2,733
Acquired Profit in Inventory (g)	406	-	626	-
Royalty Gain (d)	-	-	-	(970)
Gain on Sale of Subsidiary	-	(149)	-	(149)
Restructuring and Unusual Items	(78)	-	(78)	-
EBITDA	$ 7,214	$ 5,019	$ 17,930	$ 15,931
Pulp and Papermaking Systems				
Operating Income	$ 6,166	$ 5,595	$ 15,476	$ 18,090
Depreciation and Amortization	1,952	776	4,385	2,370
Acquired Profit in Inventory (g)	406	-	626	-
Royalty Gain (d)	-	-	-	(970)
Gain on Sale of Subsidiary	-	(149)	-	(149)
Restructuring and Unusual Items	(78)	-	(78)	-
EBITDA	$ 8,446	$ 6,222	$ 20,409	$ 19,341
Corporate and Other				
Operating Income	$ (1,428)	$ (1,327)	$ (2,961)	$ (3,773)
Depreciation and Amortization	196	124	482	363
EBITDA	$ (1,232)	$ (1,203)	$ (2,479)	$ (3,410)

(a) All prior-period information has been restated to reflect the composite building products business as a discontinued operation.

(b) Includes warranty provisions of $3,974 and $4,607 in the three- and nine-month periods ending October 1, 2005, respectively, and $4,576 and $5,906 in the three- and nine-month periods ending October 2, 2004, respectively.

(c) In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures of adjusted net income, adjusted diluted EPS, and earnings before interest, taxes, depreciation and amortization (EBITDA), which excludes certain non-recurring items. We exclude these items because they are outside our normal operations. We believe that providing such non-GAAP measures helps investors gain a more meaningful understanding of our operating results from period to period, and is consistent with how we measure our performance. The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release may be different from, and therefore not comparable to, similar measures used by other companies.

(d) Represents a pre-tax gain of $970 in the nine-month period ended October 2, 2004, which resulted from renegotiating a series of agreements with one of our licensees.

(e) Represents effect of a tax benefit of $882 in the nine-month period ended October 1, 2005, received from our former parent company under a tax agreement and the effect of reductions in tax reserves of $83 in the three- and nine-month periods ended October 1, 2005, and $195 and $581 in the three- and nine-month periods ended October 2, 2004, respectively.

(f) Other includes the results from the Fiber-based Products business and Kadant Johnson's Specialty Castings business.

(g) Acquired profit in inventory relates to the charge associated with the sale of inventory that was revalued at the Kadant Johnson acquisition date.

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories, and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Acton, Massachusetts, and, with the addition of Kadant Johnson in May 2005, has annual revenues of approximately $270 million and approximately 1,500 employees worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements regarding our growth opportunities, our expected future business and financial performance, demand for our products, impact and timing of the restructuring of our Kadant Lamort subsidiary, our restructuring plans for our North American operations, and orders and business outlook in China. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended July 2, 2005. These include risks and uncertainties relating to our dependence on the pulp and paper industry; international sales and operations; competition; increase in our debt; restrictions in our credit agreement; our ability to successfully integrate Kadant Johnson; our acquisition strategy; our ability to complete the restructuring of our French subsidiary; retention of liabilities and warranty claims associated with composite building products manufactured prior to the sale of the business; availability of raw materials and exposure to commodity price fluctuations related to the manufacture of fiber-based products; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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